

11020650

SECURIT... ...NGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2011
WASH D.C. 189 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 52414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC SPECIALISTS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
                      (No. and Street)

CHICAGO   IL   60604
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHERYL POSTON   312-692-5078
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
          (Name – *if individual, state last, first, middle name*)

230 W. MONROE ST., SUITE 330 CHICAGO   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, __FRED GOLDMAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EQUITEC SPECIALISTS, LLC__ , as of __DECEMBER 31__ , 2010 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ Signature

__CHIEF FINANCIAL OFFICER__
Title

_____
Notary Public

> THERESA VICKERS
> OFFICIAL SEAL
> Notary Public, State of Illinois
> My Commission Expires
> April 05, 2014

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA



INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Equitec Specialists, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Specialists, LLC (the Company) as of December 31, 2010, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 25, 2011

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

EQUITEC SPECIALISTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 6,688
Due from clearing organization	816,589
Dividend and interest receivables	728,638
Marketable securities	106,684,970
Clearing organization deposits	60,394
Exchange memberships and deposits	16,000
Other asset	10,000
	$ 108,323,279

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Due to clearing organization	$ 2,591,866
Other payables	397,500
Securities sold, not yet purchased, at market value	92,867,766
Accrued expenses	866,488
	96,723,620
Members' Capital	11,599,659
	$ 108,323,279

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2010

REVENUES:
Trading income, net	$ 1,877,680	
Interest and dividend income:		
Dividend income	4,351,533	
Short stock interest	183,477	
Credit interest	1,921,344	
Other income	2,078	
		$ 8,336,112

EXPENSES:
Payroll	1,589,954	
Interest expense	1,960,701	
Dividend expense	872,785	
Brokerage and execution costs	1,672,473	
Office & technology expense	330,842	
Exchange fees/costs	54,982	
Miscellaneous expenses	7,945	
		6,489,682

NET INCOME	1,846,430
MEMBERS' CAPITAL, BEGINNING OF YEAR	11,753,229
CAPITAL CONTRIBUTIONS	-
CAPITAL WITHDRAWALS	(2,000,000)
MEMBERS' CAPITAL, END OF YEAR	$ 11,599,659

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

OPERATIONS:

Net income	$ 1,846,430	
Valuation adjustment, exchange membership	5,000	
Adjustments to reconcile net income to net cash provided by operations:		
Increase in dividend and interest receivables	(728,638)	
Increase in securities owned	(14,077,526)	
Decrease in balance due from clearing organization	13,110,994	
Increase in clearing organization deposits	(124)	
Increase in balance due to clearing organization	2,591,866	
Increase in other payables	397,500	
Decrease in securities sold, not yet purchased	(2,419,709)	
Increase in accrued expenses	688,220	
Net cash provided by operations		$ 1,414,013

FINANCING ACTIVITIES:

Capital contributions	-	
Capital withdrawals	(2,000,000)	
Net cash used in financing activities		(2,000,000)
NET DECREASE IN CASH		(585,987)
CASH, BEGINNING OF YEAR		592,675
CASH, END OF YEAR		$ 6,688

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest	$ 2,042,275

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

NOTES TO FINANCIAL STATEMENTS

1.   Organization:

Equitec Specialists, LLC (the Company), formerly known as LCS, LLC, was organized under the Limited Liability Company Act of Illinois on February 16, 2000. The Company is owned by John P. LaRocque and Daniel B. Asher (the Members). Also in 2010, the Company admitted Class B Members. Prior to January 2010, the Company was a wholly-owned subsidiary of Equitec Group, LLC. The Company engages in proprietary trading, market making activities and is a specialist in the trading of stock thereon, on organized exchanges in the United States. The company also trades on the Mexican exchange Bolsa Mexicana de Valores International. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CHX), the National Stock Exchange (NSX), and NYSE Arca. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing broker.

2.   Significant Accounting Policies:

The Company maintains its cash in accounts at banks and other financial institutions insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. All positions in marketable securities and derivatives are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains and losses. Fair value is generally based on published market prices. See note 4.

Other asset pertains to the Class C limited partnership interest which represents an ownership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

Exchange memberships are recorded at cost or, when impairment in value has occurred which is considered to be other than temporary, at a value that reflects management's estimate of the impairment. The market value of the Company's CHX Holdings stock (formerly Chicago Stock Exchange membership) declined during 2010. Management considered the decline to be other than temporary, and reduced the carrying value of the stock from $8,000 to $3,000. The reduction of $5,000 is included in operations for 2010.

2.   Significant Accounting Policies – continued:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the revenues and expenses are translated at transaction date rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income. Foreign currency translation gain of $91,753 is included in operations for 2010.

The Company is not liable for federal income taxes, as the members recognize the Company's income or loss in their individual tax returns. For 2010, the Company is exempt from Illinois Replacement Tax and New York Income Tax as it qualifies as an Investment Partnership. Accordingly, no provision or benefit for income taxes has been made in these financial statements. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions.

Management has evaluated subsequent events throug h February 25, 2011, the date on which the financial statements were available to be is sued.

3.   Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate.   The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process.   These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts.

The Company's market-making and trading activities expose the Company to market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair value reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

EQUITEC SPECIALISTS, LLC

NOTES TO FINANCIAL STATEMENTS

4.   Fair Value of Financial Instruments:

FASB ASC 820 (formerly FAS 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Inputs taken into consideration in estimating fair value are quotes received from outside brokers, maturity of securities, value of underlying securities etc.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Equity securities owned, at fair value	$14,389,637	$91,853,771	$0	$106,243,408
Equity options owned, at fair value	441,562	0	0	441,562
Equity securities sold, not yet purchased, at fair value	88,276,979	2,109,263	0	90,386,242
Equity options sold, not yet purchased, at fair value	2,481,524	0	0	2,481,524

Recorded amounts of cash, receivables and payables approximate their fair values, based on their short-term nature.

Amounts payable to the clearing broker and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

5. Other Payables:

    Other payables are amounts due for the purchase of securities.

6. Net Capital Requirements:

    The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Further, as a market maker on CBSX, the Company is currently required to maintain minimum net capital of $1,000,000. At December 31, 2010, the Company had net capital of $2,291,130, which was $1,291,130 in excess of its required capital.

7. Principal Transaction Revenue:

    During 2010, the Company's principal transaction revenue consisted of equity activities (including equity shares, options and options on stock indexes) totaling $8,334,034.

8. Related Party Transactions:

    a) Payroll:

        The Company's payroll function is handled exclusively by an affiliate, Equitec Group, LLC. Reimbursement payments are made to the affiliate based on the Company's share of payroll-related expenses.

    b) Expense Reimbursements:

        During 2010, the Company reimbursed Equitec Proprietary Markets, an affiliate, a total of $96,000 for technology fees. The expense is included in the total for office and technology expense reported in the statement of operations and changes in members' capital. The Company also reimbursed various other affiliated companies for expenses paid on its behalf.

EQUITEC SPECIALISTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total members' capital, end of year			$ 11,599,659
Less:			
Non-allowable assets:			
Exchange memberships / deposits	$	(16,000)	
Limited partnership interest		(10,000)	
			(26,000)
Haircuts required			(9,282,529)
NET CAPITAL			2,291,130
Minimum capital requirement			1,000,000
EXCESS NET CAPITAL			$ 1,291,130
EXCESS NET CAPITAL AT 1000%			$ 2,204,718

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		$ 864,122
Ratio: Aggregate indebtedness		37.72%
to Net Capital		to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2010.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Equitec Specialists, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Equitec Specialists, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

230 West Monroe Street   ◆   Suite 330   ◆   Chicago, IL 60606   ◆   Tel. 312/782-4710   ◆   Fax 312/782-4711

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detecte d by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected b y the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at Decem ber 31, 2010, to m eet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified par ties.

Ravid & Bernstein LLP

February 25, 2011

EQUITEC SPECIALISTS, LLC

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2010

**RAVID &
BERNSTEIN LLP**

Certified Public Accountants



John V. Basso, CPA

Mark T. Jason, CPA

Phillip C. Ravid, CPA

William H. Brock, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Equitec Specialists, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Equitec Specialists, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 25, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052414   CHX   DEC
EQUITEC SPECIALISTS LLC      10*10
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHERYL POSTON, 312-692-5078

2. A. General Assessment (item 2e from page 2) $ 9,590

   B. Less payment made with SIPC-6 filed (exclude interest)   (5,361)

   __07/28/2010__
   Date Paid

   C. Less prior overpayment applied   (165)

   D. Assessment balance due or (overpayment)   4,064

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,064

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4,064

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUITEC SPECIALISTS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _25_ day of _FEBRUARY_ , 20 _10_ .

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 20 10
and ending DECEMBER 31 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,705,453

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.   1,111,543

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

    Total additions   1,111,543

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,147,389

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,833,486

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   2,833,486

        Total deductions   3,980,875

2d. SIPC Net Operating Revenues $ 3,836,121

2e. General Assessment @ .0025 $ 9,590

(to page 1, line 2.A.)

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